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                                                                       Exhibit 8


    Description of Issuance, Transfer and Redemption Procedures for Policies
          Offered by the Canada Life of America Variable Life Account 1
                   of Canada Life Insurance Company of America
                       Pursuant to Rule 6e-3(T)(b)(12)(ii)
                    under the Investment Company Act of 1940


The Canada Life of America Variable Life Account 1 ("Variable Account") of Canada Life Insurance Company of America ("Company") is registered under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. There are currently 26 Sub-Accounts within the Variable Account. Procedures apply equally to each Sub-Account and for purposes of this description are defined in terms of the Variable Account, except where a discussion of both the Variable Account and the individual Sub-Accounts is necessary. Each Sub-Account invests in shares of a corresponding investment division of The Alger American Fund ("Alger American"), Berger Institutional Products Trust ("Berger Trust"), the Dreyfus Socially Responsible Growth Fund, Inc. ("Dreyfus Socially Responsible"), Dreyfus Variable Investment Fund ("Dreyfus"), Fidelity Variable Insurance Products Fund ("Fidelity VIP"), Fidelity Variable Insurance Products Fund II ("Fidelity VIP II"), Fidelity Variable Insurance Products Fund III ("Fidelity VIP III"), Goldman Sachs Variable Insurance Trust ("Goldman Sachs VIT"), The Montgomery Funds III, ("Montgomery"), or Seligman Portfolios, Inc. ("Seligman"), each of which is a "series" type of mutual fund registered under the 1940 Act. The investment experience of a Sub-Account of the Variable Account depends on the market performance of its corresponding investment division of Alger American, Berger Trust, Dreyfus Socially Responsible, Dreyfus, Fidelity VIP, Fidelity VIP II, Fidelity VIP III, Goldman Sachs VIT, Montgomery, or Seligman. Although flexible premium variable life insurance policies funded through the Variable Account may also provide for fixed benefits supported by the Company's Fixed Account, this description assumes that net premiums are allocated exclusively to the Variable Account and that all transactions involve only the Sub-Accounts of the Variable Account, except as otherwise explicitly stated herein.

I. "Public Offering Price": Purchase and Related Transactions -- Section 22(d) and Rule 22c-l

     This section outlines Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity plans. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting process. Certain Policy provisions, such as reinstatement and loan repayment, do not result in the issuance of a Policy but require certain payments by the Policy Owner and involve a transfer of assets supporting Policy reserve into the Variable Account.

     a.  Insurance Charges and Underwriting Standards

         Premium payments are not limited as to frequency and number, but there are limitations as to amount. No premium payment may be less than $100 without the Company's consent ($50 if premiums are paid pursuant to an electronic funds transfer agreement), and the total of all premiums paid can never exceed the then current maximum premiums determined by Internal Revenue Service rules. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitations, the Company will return the

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         amount in excess of such maximums to the Policy Owner.

         The Policy will remain in force so long as the Policy value less any Outstanding Loan is sufficient to pay certain monthly charges imposed in connection with the Policy. Cost of insurance charges for the policies will not be the same for all Policy Owners. The Owner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age, health and occupation. Because a uniform mortality charge (the "cost of insurance charge") for all Insured's would discriminate unfairly in favor of those Insured's representing greater mortality risks to the disadvantage of those representing lesser risks, the Company assesses a different "price" for each actuarial category of Policy Owners in the form of different cost of insurance rates. While not all Policy Owners will be subject to the same cost of insurance rate, there will be a single "rate" for all Policy Owners in a given actuarial category. The Policies will be offered and sold pursuant to the Company's underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Policy.

         b.   Application and Initial Premium Processing

              Upon receipt of a completed application from a prospective Policy Owner, the Company will follow the following underwriting procedures designed to determine whether the proposed Insured is insurable. This process involves such verification procedures as medical examinations and may require that further information be provided by the proposed Policy Owner before a determination can be made. A Policy cannot be issued until this underwriting procedure has been completed.

              If at the time of application a prospective Policy Owner makes a payment equal to at least one minimum monthly payment (i.e., an amount shown in the Policy which, if paid each month, guarantees that the Policy will not lapse before the 49th monthly processing date from the date of issue or increase in face amount, within limits) for the Policy as applied for, the Company will provide fixed conditional insurance in the amount of insurance applied for, up to a maximum of $500,000, depending on age and underwriting class, pending underwriting approval. This coverage will continue for a maximum of 90 days from the date of the application, and if required, the completed medical exam. If the application is approved, the Policy will be issued 3 days after the date on which completion of underwriting occurs If the prospective Policy Owner does not wish to make any payment until the Policy is issued, upon delivery of the Policy the Company will require payment of sufficient premium to place the insurance in force.

              Pending completion of insurance underwriting and Policy issuance procedures, the initial premium will be held in the Company's Fixed Account. If the application is approved and the Policy is issued and accepted, the initial premium held in the Fixed Account will be credited with interest not later than the date of receipt of the premium at the Company's Variable Life Service Center. If a Policy is not issued, the premiums will be returned to the Applicant without interest.

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              If the application is approved and the Policy is issued and accepted, upon acceptance of the Policy the Company generally allocates Policy Value according to the Policy Owner's instructions. However, if the Policy provides for a full refund of payments under its "Right to Examine Policy" provision as required in certain states and described below under Section II(g), the Company will initially allocate Sub-Account investments to the Money Market Sub-Account. The allocation to the Money Market Sub-Account will be for four days after the expiration of the "Right to Examine" provision of the Policy. Generally, this will be for 14 days from acceptance of the Policy (based on a 10 day "Right to Examine" period).

              These processing procedures are designed to provide insurance, starting with the date of the application, to the proposed Policy Owner in connection with payment of the initial premium and will not dilute any benefit if payable to any existing Policy Owner. Although a Policy cannot be issued until the underwriting process has been completed, the proposed Policy Owner will receive immediate insurance coverage if he has paid at least one minimum monthly payment and proves to be insurable.

              The Company will require that the Policy be delivered within a specific delivery period to protect itself against anti-selection by the prospective Policy Owner resulting from a deterioration of the health of the proposed Insured. Generally, the period will not exceed the shorter of 30 days from the date the Policy is issued and 75 days from the date of Part 2 of the Application.

         c.    Premium Allocation

              "Net premiums" are credited to the Policy as of the date the premium payments are received by the Company, with the possible exception of the first net premium. Net premiums are equal to the payment made minus the payment expense charge. The payment expense charge compensates the Company for applicable state and local taxes on premiums paid for the Policy, for federal taxes imposed for deferred acquisition costs ("DAC taxes"), and partially compensates the Company for sales expenses.

              The Policy Owner may allocate net premiums among the Company's Fixed Account and up to 26 Sub-Accounts of the Variable Account. The Policy Owner may change the allocation of net premiums without charge at any time through telephone request or by providing written notice to the Variable Life Service Center. The change will be effective as of the date of receipt of the notice at the Variable Life Service Center. The Policy Owner may transfer amounts among all of the Sub-Accounts and the Fixed Account, subject to certain restrictions.

         d.   Repayment of Loan

              A loan made under this Policy may be repaid with an amount equal to the original loan plus loan interest.

              When a loan is made, the Company will transfer from the Fixed Account and each Sub-Account of the Variable Account to the Fixed Account an amount of that

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              Sub-Account's Policy value equal to the loan amount allocated to the Sub-Account. Since the Company will credit such assets with current annual interest at 4.00%, which is below the interest rate charged on the loan (currently 4.8%, and guaranteed not to exceed 6.0%), the Company will retain the difference between these rates in order to cover certain expenses and contingencies. Upon repayment of debt, the Company will reduce the Policy value in the Fixed Account attributable to the loan and transfer assets supporting corresponding reserves to the Sub-Accounts and the Fixed Account according to either the Policy Owner's instruction or, if none, the premium payment allocation percentages then in effect. Loan repayments allocated to the Variable Account cannot exceed Policy Value previously transferred from the Variable Account to secure the Outstanding Loan.

              A preferred loan option is automatically available, unless the Policy Owner requests otherwise. The preferred loan option is available on that part of an Outstanding Loan that is attributable to policy earnings. The term "policy earnings" means that portion of the Policy Value that exceeds the sum of the payments made less all withdrawals and withdrawal charges. The guaranteed annual interest rate credited to the policy value securing a preferred loan is 4.0%. The interest rate charged on a preferred loan is currently 4.0% (guaranteed not to exceed 4.5%).

              The Company deducts any Outstanding Loan amount from death benefit proceeds and from a surrender.

         e.   Policy Termination and Reinstatement

              Unless the Guaranteed Death Benefit Rider is in effect, if the policy value less any Outstanding Loan is insufficient to cover the next monthly deduction plus loan interest accrued, or if any Outstanding Loan exceeds the Policy value, the Company will notify the Policy Owner and any assignee of record. The Policy Owner will then have a grace period of 62 days, measured from the date the notice is mailed, to make sufficient payments to prevent termination.

              Failure to make a sufficient payment within the grace period will result in termination of the Policy without any Policy value. The death proceeds payable during the grace period will be reduced by any overdue charges. If the Insured dies during the grace period, the death proceeds will still be payable, but any monthly deductions due and unpaid through the Policy month in which the Insured dies and any other overdue charge will be deducted from the death proceeds.

              If the Policy has not been surrendered and the Insured is alive, the terminated Policy may be reinstated anytime within three years after the date of default and before the final payment date by submitting the following to the Company: (1) a written application for reinstatement; (2) evidence of insurability satisfactory to the Company; and (3) a premium that, after the deduction of the premium expense charges, is large enough to cover the minimum amount payable, as described below.

              If reinstatement is requested more than 48 monthly processing dates from the date of issue or increase in face amount, the Policy Owner must pay three monthly deductions.

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              If reinstatement is requested when less than 48 monthly deductions have been taken since the date of issue or increase in face amount, the Policy owner must pay the lessor of three minimum monthly payments or three monthly deductions. The surrender charge on the date of reinstatement is the surrender charge that was in effect on the date of termination. The Policy Value on the date of reinstatement is:

                 - The net payment made to reinstate the Policy and interest earned from the date the payment was received at our Variable Life Service Center; plus

                 - The Policy Value less any Outstanding Loan on the date of default (not to exceed the surrender charge on the date of reinstatement); minus

                 -    The Monthly Deductions due on the date of reinstatement.

         f.   Correction of Misstatement of Age or Sex

              If the Company discovers that the age or sex of the Insured has been misstated in the application, the death benefit and any rider benefits will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of rider benefits at the correct age and sex.

         g.   Contestability

              A Policy is contestable for two years, measured from the issue date, for material misrepresentations made in the initial application for the Policy. An increase in face amount may be contested for two years after the effective date of the increase, and a reinstatement may be contested for two years after the effective date of reinstatement. No statement will be used to contest a Policy unless it is contained in an application.

         h.   Reduction in Cost of Insurance Rate Classification

              By administrative practice, the Company will reduce the cost of insurance rate classification for an outstanding Policy if new evidence of insurability demonstrates that the Policy Owner qualifies for a lower classification. After the reduced rating is determined, the Policy Owner will pay a lower monthly cost of insurance charge each month. If new evidence of insurability provided in connection with an increase in Face Amount demonstrates that the Policy Owner is in a higher risk classification, the higher cost of insurance rate will apply only to the increase in Face Amount.

     II. "Redemption Procedure"': Surrender and Related Transactions

         The policies provide for the payment of monies to a Policy Owner or beneficiary upon presentation of a Policy. Generally except for the imposition of cost of insurance and administrative charges, and the possible effect of a contingent surrender charge, the payee will receive a pro rata or proportionate share of the Variable Account's assets, within the meaning of the 1940 Act, in any transaction involving "redemption procedures". The amount received by the payee will depend-upon the particular benefit for which the Policy is

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         presented, including, for example, the cash surrender value or death benefit. There are also certain Policy provisions (e.g., partial withdrawals or the loan privilege) under which the Policy will not be presented to the Company but which will affect the Policy Owner's benefits and may involve a transfer of the assets supporting the Policy reserve out of the Variable Account. Any combined transactions on the same day which counteract the effect of each other will be allowed. The Company will assume the Policy Owner is aware of the possible conflicting nature of the transactions and desires their combined result. If a transaction is requested which the Company will not allow (e.g., a request for a decrease in Face Amount which lowers the Face Amount below the stated minimum) the Company will reject the whole transaction and not just the portion which causes the disallowance. The Policy Owner will be informed of the rejection and will have an opportunity to give new instructions.

         a.   Surrender for Cash Values

              The Company will pay the cash surrender value within seven days after receipt, at its Variable Life Service Center, of a signed request for surrender. Computations with respect to the investment experience of each Sub-Account will be made at the close of trading of the New York Stock Exchange on each day on which the portfolio values its shares. This will enable the Company to pay a value on surrender based on the next computed value after the surrender request is received. For valuation purposes, the surrender is effective on the date the Company receives the request at its Variable Life Service Center (although insurance coverage ends the day the request is received).

              The Policy value equal to the value of all accumulations in the Variable Account may increase or decrease from day to day depending on the investment experience of the Variable Account. Calculation of the Policy value for any given day will reflect the actual premiums paid, expenses charged and deductions taken. The Company will deduct a charge for premium taxes, DAC taxes, and a 3.0% sales load from each premium payment. The balance (net premium) is allocated to the Fixed Account and/or the Variable Account according to Policy Owner's instructions. The Company will also make monthly deductions from a Policy to cover the cost of insurance, including optional benefits provided by rider, and to cover administrative and other expenses. Other possible deductions from the Policy (which will occur on a Policy-specific basis) include a charge for partial withdrawals, a charge for increases in Face Amount and a charge for certain transfers.

              A surrender charge on a surrender, a decrease in Face Amount, or any withdrawal exceeding the preferred partial withdrawal will be deducted from Policy Value for up to 10 years from Date of Issue of the Policy or from the date of increase in Face Amount. The maximum Surrender Charge is equal to a specified amount that varies with the age, sex, and underwriting class of the Insured for each $1,000 of the Policy's Face Amount. The amount of the Surrender Charges decreases by one-ninth annually to 0% by the beginning of the 10th Contract year.

              If there are increases in the Face Amount, each increase will have a corresponding surrender charge. These charges will be specified in a supplemental schedule of benefits at the time of the increase.

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              The Company will make the payment of cash surrender value out of its Fixed Account and, at the same time, transfer assets from the Variable Account to the Fixed Account in an amount equal to the Policy reserves in the Variable Account. If the Policy is surrendered in the first Policy year, in addition to any contingent surrender charges which may be applicable will be deducted at surrender, The Company reserves the right to deduct any unpaid first year monthly administrative charges.

              For purposes of calculating actual Surrender Charges, premium and Policy value will be allocated to the initial Face Amount and subsequent increases in Face Amount according to the ratio of the respective Guideline Annual Premiums.

              A surrender charge may be deducted on a decrease in the Face Amount or a partial withdrawal (exceeding the preferred partial withdrawal). The surrender charge deducted is a fraction of the charge that would apply to a full surrender. The fraction is the product of the decrease in Face Amount divided by the current Face Amount times the surrender charge. Where a decrease causes a partial reduction in an increase or in the initial Face Amount, the Company will deduct a proportionate share of the surrender charge for that increase or for the initial Face Amount.

         b.   Charges on Partial Withdrawal

              For each partial withdrawal, the Company deducts a transaction fee of 2.0% of the amount withdrawn, not to exceed $25. This fee is intended to reimburse us for the cost of processing the withdrawal.

              A partial surrender charge may also be deducted from Policy value. A partial surrender charge will not be applied to preferred partial withdrawals. A partial withdrawal is considered a preferred partial withdrawal when the withdrawal amount and the sum of the prior withdrawal amounts in the same Policy year do not exceed 10% of the Policy value as of the beginning of the Policy year. The right to make a preferred partial withdrawal is not cumulative from Policy year to Policy year.

A partial withdrawal, unless it is a preferred partial withdrawal, will reduce the Face Amount under both Death Benefit Options 1 and 3. The Face Amount reductions will be made in the following order: (1) against the most recent increase in Face Amount; (2) against the next most recent increases in Face Amount in succession; and (3) against the Face Amount under the original application. The partial surrender charge deducted is a fraction of the charge that would apply to a full surrender. The fraction is the product of the decrease in Face Amount divided by the current Face Amount times the surrender charge. Where a decrease causes a partial reduction in an increase or in the initial Face Amount, the Company will deduct a proportionate share of the surrender charge for that increase or for the initial Face Amount.

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         c.   Death Benefit

              The Company will normally pay a death benefit to the beneficiary within seven days after receipt, at its Variable Life Service Center, of the Policy, due proof of death of the Insured, and all other requirements necessary to make payment.

              The death proceeds payable will depend on the option in effect at the time of death. Federal tax law requires a Guideline Minimum Death Benefit in relation to Policy Value for a Contract to qualify as life insurance. Under current Federal tax law, either the Guideline Premium Test or the Cash Value Accumulation Test can be used to determine if the Contract complies with the definition of "life insurance" under the Code. At the time of application, the Policy Owner may elect either of the tests. If the Policy Owner elects the Guideline Premium Test, the Policy Owner will have the choice of electing the Death Benefit Option 1 or the Death Benefit Option 2. If the Policy Owner elect the Cash Value Accumulation Test, the Death Benefit Option 3 will apply.

              Guideline Premium Test and Cash Value Accumulation Test - There are two main differences between the Guideline Premium Test and the Cash Value Accumulation Test. First, the Guideline Premium Test limits the amount of premium that may be paid into a Contract, while no such limits apply under the Cash Value Accumulation Test. Second, the factors that determine the Guideline Minimum Death Benefit relative to the Policy Value are different.

              The Guideline Premium Test limits the amount of premiums payable under a Contract to a certain amount for an Insured of a particular age, sex, and underwriting class. Under the Guideline Premium Test, the Policy Owner may choose between the Death Benefit Option 1 or the Death Benefit Option 2. After issuance of the Contract, the Policy Owner may change the selection from the Death Benefit Option 1 to the Death Benefit Option 2, or vice versa.

              The Cash Value Accumulation Test requires that the Death Benefit must be sufficient so that the cash surrender value does not at any time exceed the net single premium required to fund the future benefits under the Contract. Under the Cash Value Accumulation Test, required increases in the Guideline Minimum Death Benefit (due to growth in Policy Value) will generally be greater than under the Guideline Premium Test.

              Under the Death Benefit Option 1, the death benefit is the greater of either the Face Amount of insurance or the Guideline Minimum Death Benefit. Under the Death Benefit Option 2, the death benefit is the greater of either (a) the Face Amount of insurance plus Policy value or (b) the guideline minimum Death Benefit. Under Death Benefit Option 3, the Death Benefit will equal the greater of (1) the Face Amount, or (2) the Policy Value multiplied by the applicable factor, as set forth in the Policy. The applicable factor depends upon the Underwriting Class, sex (unisex if required by law), and then-attained age of the Insured. The factors decrease slightly from year to year as the attained age of the Insured increases.

              For Death Benefit Options 1 and 2, the guideline minimum Death Benefit is calculated

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              by multiplying the applicable percentage from the following table for the Insured person's age (nearest birthday) at the beginning of the Policy year of determination by the Policy value.

                     GUIDELINE MINIMUM DEATH BENEFIT FACTORS


     Age of Insured                                              Percentage of
     On Date of Death                                            Policy Value
   -------------------                                         ----------------
         40 and under........................................        250%
         45..................................................        215%
         50..................................................        185%
         55..................................................        150%
         60..................................................        130%
         65..................................................        120%
         70..................................................        115%
         75..................................................        105%
         80..................................................        105%
         85..................................................        105%
         90..................................................        105%
         95 and above........................................        100%


              For the ages not listed, the progression between the listed ages is linear.


              If Death Benefit Option 3 is in effect, the Guideline Minimum Death Benefit is obtained by multiplying the Policy value by a percentage set forth in the Policy.

              The Company will make payment of the death proceeds out of its Fixed Account, and will transfer assets from the Variable Account to the Fixed Account in an amount equal to the reserve in the Variable Account attributable to the Policy. The excess, if any, of the death proceeds over the amount transferred will be paid out of the Fixed Account reserve maintained for that purpose.

         d.   Default and Options on Lapse

              The duration of insurance coverage depends upon the Policy value (less any Outstanding Loan) being sufficient to cover the monthly deductions plus loan interest accrued. If the Policy value (less any Outstanding Loan) at the beginning of a month is less than the deductions for that month plus loan interest accrued, or, if any Outstanding Loan exceeds the Policy value, a grace period of 62 days will begin, unless the Guaranteed Death Benefit Rider is in effect. Written notice will be sent to the Policy Owner and any assignee on the Company's records stating that such a grace period has begun and giving the amount of premium payment necessary to prevent termination.

              If sufficient payment is not received during the grace period, the Policy will terminate without value. Notice of such termination will be sent to the Owner and any assignee. If

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              the Insured should die during the grace period, an amount
              sufficient to cover the overdue monthly deductions and other charges will be deducted from the death proceeds.

         e.   Policy Loan

              The policy provides that the total amount a Policy Owner may borrow, including any Outstanding Loan, is the Loan Value. The Loan Value is 90% of the Policy value less any surrender charges. The Policy value for this purpose will be that next computed after receipt, at the Variable Life Service Center, of a loan request. Payment of the loan amount will generally be made to the Policy Owner within seven days after receipt of the loan request at the Variable Life Service Center.

              An "Outstanding Loan" is all policy loans taken plus loan interest due or accrued less any loan payments. When a loan is made, the portion of the assets in the Variable Account (which is a portion of the surrender value and which also constitutes a portion of the reserves for the death benefit) equal to the Policy loan is transferred by the Company from the Variable Account to the Fixed Account and the number of Accumulation Units equal to the Policy value so transferred will be canceled. Allocation of the loan among Sub-Accounts will be according to the Policy Owner's request. If this allocation is not specified or not possible, the loan will be allocated based on the proportion the Policy value in the Fixed Account, less any Outstanding Loan, and the Policy value in each Sub-Account bears to the total Policy value, less any Outstanding Loan. Because of the transfer, a portion of the Policy is not variable during the loan period and, therefore, the death benefit and the surrender value are permanently affected by any Outstanding Loan, whether or not repaid in whole or in part. The Company credits the Policy value in the Fixed Account attributable to the loan with a rate of return equal to an effective annual yield of 4.00%.

              Loan Interest is payable in arrears at the current annual rate of 4.80% (4.00% for preferred loans). This rate may change, but is guaranteed not to exceed 6.00% (4.50% for preferred loans). Interest is payable at the end of each Policy year or on a pro rata basis for such shorter period as the loan may exist. Loan interest is due on each Policy anniversary. If not paid when due, it is added to the loan principal and bears interest at the same rate of interest. If the resulting loan principal exceeds the Policy value in the Fixed Account, the Company will transfer Policy value equal to the excess debt from the Policy value in each Sub-Account to the Fixed Account; as security for the excess debt. The Company will allocate the amount transferred among the Sub-Accounts in the same proportion that the Policy value in each Sub-Account bears to the total Policy values in all Sub-Accounts.

              Failure to repay a loan will not necessarily terminate the Policy. If the Outstanding Loan minus the Policy value is not sufficient to cover the next monthly deduction, the Policy will go into a 62-day grace period as described above.

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


         f.   Transfers Among Sub-Accounts

              Amounts may be transferred, upon request, at any time from while the insured is still living and the Policy is in force, between the Fixed Account and any Sub-Account of the Variable Account, or among the Sub-Accounts. Transfers will take effect as of receipt of a written request at the Variable Life Service Center. The first twelve transfers in a Policy year are free of charge; however, the Company reserves the right to limit the number of free transfers per Policy year to six. The Company will deduct an administrative charge of $10 (guaranteed not to exceed $25) for additional transfers in a Policy year. Transfers resulting from Policy loans, the exercise of conversion rights, automatic transfers (such as dollar-cost averaging and account rebalancing), and reallocation of Policy value within 20 days of issue, will not be subject to a transfer charge, and will not be counted for purposes of the limitation on the number of 'free' transfers allowed in each Policy year.

              Transfer charges, if any, will be allocated pro rata to all Sub-Accounts based on the proportion that the values in each of the Sub-Accounts of the Variable Account bears to the total unloaded Policy value.

              A Policy owner may only make one transfer involving the Fixed Account in each Policy quarter. The Amount transferred from the Fixed Account in each transfer may not exceed the lesser of $100,000 or 25% of Policy value.

         g.   Right to Examine Procedures

              The Policy Owner has the right to examine and cancel the Policy by returning it to the Variable Life Service Center or one of the Company's representatives on or before the 10 days after receipt of the Policy (or longer when state law so requires).

              If the Policy provides for a full refund under its "Right to Examine Policy" provision as required in a particular state, the refund will be the greater of the entire payment or the Policy value plus deductions under the Policy or by the Sub-Account for taxes, charges or fees. If the Policy does not provide for a full refund, the refund will be the amounts allocated to the Fixed Account, the Policy value in the Variable Account, and all fees, charges and taxes which have been imposed at the Policy level.

              A right to examine privilege also applies after a requested increase in Face Amount. After an increase, the Company will mail or deliver notice of the right to examine with respect to the increase. The Policy Owner will have the right to cancel the increase within 10 days, and receive a credit for charges that were deducted for the increase. This credit will be added to Policy value, unless the Policy Owner requests a refund.

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